OMV

News Release

November 12, 2003
7.30am (UK time) — 8.30am (CET)

www.omv.com

OMV: Results for January-September and third quarter 2003
Profitable growth in the first nine months 2003

- **EBIT** for the first nine months 2003 (1 – 9/03) increased by 53% to EUR 476 mn compared to the same period of 2002 (1 – 9/02: EUR 312 mn) due to markedly improved margins and higher sales volumes in Refining and Marketing and higher oil and gas production. The effect of the increased crude oil prices in Exploration and Production was substantially reduced by the stronger EUR exchange rate versus the US dollar.

- **Exploration and Production** (E & P) benefited from significantly increased production volumes and higher crude prices; the strong performance in **Refining and Marketing** including petrochemicals (R & M) reflected the substantial improvement in bulk and basic petrochemicals margins and an increase in sales volumes compared to last year; in **Gas**, EBIT was impacted by the new tariff regulations and the transfer of the trading results to EconGas; in **Chemicals**, the fertilizer business was affected by lower margins and volumes, and the devaluation of the Hungarian forint.

- **Consolidated sales** in the first nine months 2003 increased by 9% to EUR 5,606 mn compared to the same period last year (1 – 9/02: EUR 5,137 mn), mainly due to the BAYERNOIL and Preussag acquisitions as well as increased price levels.

- **Net income** increased by 50% to EUR 304 mn in the first nine months of 2003 (1 – 9/02: 222 mn); compared to Q2/03 net income increased by some 8% to EUR 109 mn in Q3/03. EPS (excluding minorities) were EUR 11.29 (1 – 9/02: EUR 7.39) with clean EPS of EUR 11.80 (1 – 9/02: EUR 8.11).

- The third quarter saw the completion of three significant steps for OMV with the inclusion of the acquired BP downstream assets, as well as announcing plans to expand the petrochemicals capacity in Schwechat, and build a new crude pipeline from Bratislava to the Schwechat refinery.

Wolfgang Ruttenstorfer, CEO of OMV, *commented:*

"I am pleased to report another quarter of progress for the Group and a significant improvement over the same period last year. We continue to benefit from a general improvement in the global economic environment, leading to significantly improved margins. Our strategic focus on profitable growth has also produced higher sales volumes in R & M and higher oil and gas production. Our retail network continues to expand and we are now the leading brand in our Central and Eastern Europe market. Furthermore, considerable steps forward have been made in E&P, where we are now the leading international gas operator in Pakistan and have benefited from our significantly enlarged E & P portfolio. We remain clearly on track to achieve our stated target of doubling the Group's market position by 2008. We look forward to the remainder of the year with confidence."

1-9/03 stock price in EUR	close: 102.88	high: 114.12	low: 92.00

close November 11, 2003: EUR 111.15

OMV

News Release

November 12, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Results for January-September and third quarter 2003

Profitable growth in the first nine months 2003

Q3/03	Q3/02	%	in EUR million (mn)	1–9/03	1–9/02	%	2002
155	117	32	**EBIT** [1]	476	312	53	495
155	124	25	**Clean EBIT** [2]	497	325	53	502
156	120	30	**Income from ordinary activities**	456	301	51	474
109	85	28	**Net income**	304	202	50	322
109	89	23	**Clean net income** [2]	317	222	43	329
50	96	(48)	**Net income according to US GAAP**	269	204	32	301
2,131	1,824	17	**Sales** [3]	5,606	5,137	9	7,079
180	145	24	**Cash flow** [4]	692	422	64	581
4.08	3.31	23	**EPS ACC clean** in EUR	11.80	8.11	45	12.08
1.85	3.57	(48)	**EPS US GAAP** in EUR	9.53	6.89	38	11.21
6.69	5.41	24	**CFPS** in EUR [4]	25.76	15.70	64	21.60
6,189	5,804	7	**Employees**	6,189	5,804	7	5,828

[1] Earnings before interest and tax
[2] Adjusted for special, non-recurring items
[3] Sales excluding petroleum excise tax
[4] Net cash provided by operating activities

OMV, the Central European oil and gas group, announces its financial results for the first nine months and the third quarter ended September 30, 2003.

■ Segmental highlights:

E & P: Acquisition of the international E & P portfolio of Preussag Energie GmbH successfully completed; agreement reached for sale of two exploration blocks in Sudan; increased production of the Sawan gas field in Pakistan.

R & M: Increased sales volumes; first entire inclusion of acquisition of 313 filling stations in Germany, Hungary and Slovakia, as well as a 45% interest in the BAYERNOIL refining network, and an additional 18% holding in the TAL oil pipeline from Deutsche BP AG; purchase of 139 Avanti filling stations closed as of October 31.

Gas: EconGas GmbH and Central European Gas Hub GmbH successfully carried out the first international gas auction in Austria.

Chemicals: Improving market conditions and increasing sales volumes.

The first nine months of 2003 saw substantial improvement over the same period last year due to significantly improved margins, higher sales volumes in R&M and higher oil and gas production. These factors led to a 53% increase in EBIT for the first nine months to EUR 476 mn (1 – 9/02: EUR 312 mn). Clean EBIT also rose by 53% to EUR 497 mn (1 – 9/02: EUR 325 mn). Net income showed an increase of 50% to EUR 304 mn (1 – 9/02: EUR 202 mn) and clean net income grew by 43% to EUR 317 mn (1 – 9/02: 222 mn). Unfavorable exchange rate movements, mainly the US dollar versus the euro and a loss of EUR 4.75 mn at Borealis (1 – 9/02: profit of EUR 7.50 mn), Europe's second largest polyolefin producer in which OMV has a 25% stake, negatively impacted net income.

Similarly, results for the third quarter 2003 (Q3/03) have shown marked improvements: both reported and clean EBIT were EUR 155 mn, up by 31% and 25% respectively (Q3/02: EUR 117 mn and EUR 124 mn). Net income rose to EUR 109 mn (Q3/02: EUR 85 mn reported and EUR 89 mn clean). In this quarter the BAYERNOIL acquisition in R&M has been fully reflected for the first time, whilst the Preussag acquisition in E&P has been consolidated since Q2/03.

■ Economic environment: oil prices (Brent) and exchange rates (EUR/USD)

World crude demand in the first nine months 2003 increased by 1.3 mn bbl/d to 77.8 mn bbl/d compared to last year, driven by higher demand in China, the USA and Russia, a slight rise in Europe while demand in Latin America declined. On the supply side, production losses due to the Iraq war and strikes in Venezuela and Nigeria were easily made up and **world crude production** increased by 3.5% to 78.8 mn bbl/d. The additional output came mainly from OPEC member countries and some CIS countries, meaning OPEC's market share climbed to 38% from 37% at the year-end of 2002.

The average price for **Brent** increased in the first nine months of 2003 by USD 4.27/bbl or almost 18% to USD 28.65/bbl compared to the same period last year. The Brent price in the third quarter of 2003 (Q3/03) was USD 28.41/bbl, an increase of almost 6% compared to last year's third quarter price of USD 26.91/bbl. Compared to Q2/03 crude prices increased by 9% from USD 26.03/bbl mainly due to new OPEC output ceilings. Rotterdam product prices rose and quoted between 4% and 6% higher than in the first nine months of 2002 – diesel rose sharply (even up to 16%)– due to the strength of the euro.

The **US dollar** (USD) weakened steadily during the first nine months, with the euro rising to above parity and averaging USD 1.112 for 1 EUR in the first nine months (1 – 9/02: 0.926 USD). The average **exchange rate** in Q3/03 was 1.124 USD for 1 EUR (Q3/02: 0.980 USD).

■ Business segments: Exploration and Production (E&P)

Q3/03	Q3/02	%	in EUR mn	1–9/03	1–9/02	%	2002
69.68	77.00	(10)	EBIT	234.19	176.63	33	256.14
69.12	65.76	5	Clean EBIT [1]	240.44	168.04	43	261.75

[1] Special charges are added back to EBIT; charges in 2003 relate to legal changes in Austria impacting pension plans, possible shortfalls in pension funds, and personnel restructuring costs.

OMV closed the EUR 300 mn acquisition of the international exploration and production portfolio from **Preussag Energie** on June 24, backdated with effect from January 1, 2003.

This acquisition has added 77 mn boe of proved and 172 mn boe of proved and probable oil and gas reserves and a current production of approximately 20,000 bbl/d. It enables the Group to achieve about 85% of its 2008 target production of 160,000 boe/d through its current E & P portfolio. The new licenses, exploration, and production sites are mainly located in OMV's existing core E & P regions, providing an optimal fit with the Group's portfolio and growth strategy.

Segment sales in E & P increased by 24% to EUR 632.97 mn (1 – 9/02: EUR 509.30 mn) mainly as a result of significantly higher production volumes and crude prices. The Company's average realized crude price in the first nine months of 2003 increased by 15% to USD 26.59/bbl (1 – 9/02: USD 23.21/bbl).

EBIT increased by 33% to EUR 234.19 mn (1–9/02: EUR 176.63 mn). In the period under review special charges were EUR 6.25 mn, relating mainly to personnel restructuring, and therefore **clean EBIT** was EUR 240.44 mn. The strong EBIT growth is predominately due to significantly higher production volumes; the higher realized crude oil prices in 2003 were in large part offset by a higher EUR/USD exchange rate, with the euro gaining by 20% in value. The major contributors to earnings were the Company's Austrian, Libyan and UK operations with positive contributions also from Australia/New Zealand and Pakistan. The contribution from the Preussag acquisition was approximately EUR 10 mn for the first nine months of 2003 after one-off start-up costs of EUR 6 mn.

Production costs excluding royalties (OPEX) for the first nine months of 2003 slightly decreased to USD 5.24/boe (1–9/02: USD 5.27/boe). Higher production volumes from fields with relatively low production costs compensated for the adverse effect of the weaker USD exchange rate and exchange rate movements in the UK between USD and sterling. In EUR terms however, production costs declined by 17%.

Exploration expenditure increased significantly by 37% to EUR 69.10 mn (1–9/02: EUR 50.53 mn), due to an overall increased level of exploration activities, as well as additional exploration obligations from Preussag.

Total production of oil, NGL (natural gas liquids) and gas rose by almost 49% to 31.96 mn boe in the first nine months of 2003 representing a production rate of 117,000 boe/d (1 – 9/02: 21.47 mn boe or 79,000 boe/d). After removing the effect of the Preussag acquisition, the Group's E & P portfolio still showed a strong production increase of 23%. The Company is now well on track to achieve its target oil and gas production of 160,000 boe/d by 2008. **Oil and NGL production** of 21.2 mn bbl was 49% above last year's level of 14.2 mn bbl, mainly due to the inclusion of the Preussag assets at 20,000 bbl/d. Excluding the Preussag assets, production growth was 10% compared to last year, mainly as a result of higher production in New Zealand and higher output in Libya, where OPEC quotas have been increased. **Gas production** increased by 48% to 64.49 bcf or 1.73 bcm (1 – 9/02: 43.43 bcf or 1.16 bcm) due to additional production from the Maui field in New Zealand, from Patricia Baleen in Australia, the addition of production from the Miano and Sawan gas fields in Pakistan, and increased UK volumes mainly from the gas and condensate fields Jade and Skene.

Compared to Q3/02, **EBIT in Q3/03** decreased by almost 10% (Q3/03: EUR 69.68 mn, Q3/02: EUR 77.00 mn). The positive effect of higher production volumes was mainly offset by significantly higher exploration expenditure (Q3/03: EUR 35.67 mn; Q3/02: EUR 11.17 mn) and the higher EUR/USD exchange rate. The average realized crude price in the third quarter slightly increased to USD 26.10/bbl (Q3/02: USD 25.99/bbl). Production costs

excluding royalties (OPEX) in Q3/03 of USD 5.09/boe were lower than in the comparable quarter last year (Q3/02: USD 6.22/boe) as significantly higher production volumes from fields with relatively low production costs more than compensated the effect from the weaker USD exchange rate. Also, as these costs fluctuate with the progress of ongoing projects, they cannot be evenly allocated over the four quarters. Production in Q3/03 increased by 60% from 73,000 boe/d in Q3/02 to 117,000 boe/d, in large part due to the Preussag acquisition and planned maintenance shutdowns in 2002. Excluding Preussag, production volumes were up 31% mainly due to increased production in New Zealand (Maui), the additional production from Pakistan (Miano and Sawan) and from higher output in Libya.

One of the **operational highlights** of Q3/03 was the signing of an agreement with ONGC Videsh Ltd. of India for the sale of the 5A and 5B exploration blocks in **Sudan**. The agreed sales price is approximately USD 115 mn with an envisaged commercial effect backdated to January 1, 2003. Completion of the transaction is expected within the next few months, subject to approval by the Sudanese Government.

At the end of September 2003, OMV announced the sale of a 9.8% stake in the Pohokura gas field to its consortium partner Todd Petroleum Mining Company Ltd together with shares in three other exploration licenses in **New Zealand**. This sale reduces OMV's stake in Pohokura from 35.8% to 26% and both balances OMV's shareholding as well as broadens the distribution of risk in the development of the field. The sale will take effect retrospectively as of January 1, 2003. Completion of the transaction is expected shortly.

On October 22, the **Sawan** gas field operated by OMV in southern Pakistan was formally inaugurated. The development of the Sawan natural gas field took place in two steps, for both of which supply contracts exist with the Pakistani gas transmission companies Sui Southern Gas Company and Sui Northern Gas Pipelines. The production start-up, with a daily sales volume of 4.5 mn m^3, occurred in June 2003. With the beginning of the second phase production in October, the field now has a daily output of 9 mn m^3 or 340 scf/d and elevates OMV to the status of Pakistan's biggest international gas operator. Pakistan is now clearly established as a core E&P region for OMV.

Also at the end of October the government of Pakistan awarded a petroleum exploration license to a consortium comprising OMV (Pakistan) Exploration G.m.b.H (33.4%), a subsidiary of OMV Aktiengesellschaft, ENI (Pakistan) Limited (33.3%), a subsidiary of ENI Group of Italy and Pakistan Petroleum Limited (33.3%) to undertake oil and gas exploration activities in South West Miano – II Block No. 2669-3, covering 1,497.8 km^2 in Khairpur district of Sindh province. OMV will be the operator for the joint venture. The initial term is three years with a minimum expenditure obligation of USD 5.1 mn.

■ Refining and Marketing including petrochemicals (R&M)

Q3/03	Q3/02	%	in EUR mn	1–9/03	1–9/02	%	2002
61.61	35.05	76	EBIT	195.05	72.15	170	124.73
60.82	42.57	43	Clean EBIT [1]	206.34	83.52	147	134.14

[1] Special charges are added back to EBIT; charges in 2003 relate to legal changes in Austria impacting pension plans, possible shortfalls in pension funds, and personnel restructuring costs.

The highlight of the first nine months in R&M has been the acquisition of 313 Aral and BP filling stations in southern Germany, Hungary and the Slovak Republic, together with a 45% stake in the BAYERNOIL refining network and an 18% stake in the Transalpine Pipeline (TAL). This acquisition became effective as of July 1, 2003 and gives OMV clear market leadership in Central and Eastern Europe with 1,631 retail stations as of the end of September 30, 2003.

OMV also completed the purchase of 139 retail stations from the Austrian company Avanti, a well-established regional retail brand as of October 31. These stations are located in Austria (108), the Czech Republic (11) and in Slovakia (20). This acquisition further consolidates OMV's market leadership position in the Danube area (Austria, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Germany, Hungary, north east Italy, Romania, Serbia-Montenegro, Slovakia, and Slovenia) putting it on course to achieve the goal of a 20% market share by 2008.

R&M **segment's sales** increased by 19% to EUR 4,301.55 mn (1–9/02: EUR 3,612.53 mn) mainly due to product price increases and higher sales volumes. In Q3/03 segment's sales also increased by 36% compared to Q2/03 due to higher sales volumes, increased prices and the inclusion of the BP downstream assets.

Reported EBIT increased significantly by 170% to EUR 195.05 mn (1–9/02: EUR 72.15 mn) reflecting markedly improved refining margins and increased sales volumes in the business as a whole. **Clean EBIT** increased to EUR 206.34 mn from EUR 83.52 mn reflecting special charges of EUR 11.29 mn relating to personnel restructuring. Compared to Q3/02, clean EBIT increased by 43% mainly reflecting the effects of higher margins. The contribution of the BP downstream assets was approximately EUR 7 mn in the first quarter of its inclusion.

The primary drivers behind the improvement in results were increased volumes in Marketing and markedly increased margins in bulk refining. The benchmark bulk margin ex Rotterdam showed USD 2.73/bbl compared to last year's USD 0.48/bbl. Further, petrochemicals showed both strong margins and stable sales volumes. In consequence the EBIT contribution of **basic petrochemicals** increased to EUR 78.25 mn (1–9/02: EUR 49.83 mn).

Combined **production volumes** of the Schwechat and Burghausen refineries decreased slightly to 8.57 mn t compared to 8.70 mn t last year. Though the 45% stake in BAYERNOIL added a volume of a further 1.22 mn t in Q3/03. At the end of 2002 third party processing arrangements were terminated at the Schwechat refinery and from then on, this production has been sold directly by OMV. Total volumes sold by OMV as a consequence have shown an increase over last year, rising by 26% from 7.87 mn t to 9.95 mn t (including Q3/03 contributions of BAYERNOIL of 1.22 mn t).

OMV's refining input rose to 10.85 mn t reflecting the addition of BAYERNOIL's processing of 1.30 mn t. **Capacity utilization** remained stable at 94%, thus returning back to normal levels.

The Company's **Marketing** activities have grown significantly following recent acquisitions. Retail stations sales volumes were higher and commercial volumes also rose markedly, leading to an increase of 17% in total sales volumes to 6.96 mn t (1–9/02: 5.94 mn t). Since the end of 2002 the OMV **retail network** has increased by 399 to a total of 1,631 stations in operation (December 31, 2002: 1,232). In total 421 stations were added and 22 outlets were closed. The acquisitions of some smaller German networks last year were effective as of January 1, 2003, and as part of the BP downstream acquisition the closing

for the retail networks in Hungary (55 stations) and Slovakia (11 stations), effective as of May 1, 2003 accounted for this increase. The proportion of international stations has continued to grow and reached 68% with 1,107 stations in operation outside of Austria (December 31, 2002: 58% with 715 stations). We intend to convert the acquired retail stations to the OMV brand by the end of 2003.

OMV operates retail stations in Austria (September 30, 2003: 524/September 30, 2002: 530), Bosnia-Herzegovina (10/0), Bulgaria (65/61), Croatia (30/30), Czech Republic (130/122), Germany (Bavaria, Saxony, Thuringia: 387/77), Hungary (168/113), north east Italy (74/70), Romania (56/45), Serbia-Montenegro (8/2), Slovakia (78/67), and in Slovenia (101/101).

According to preliminary figures, the average total **market share** held by the OMV Group in Central and Eastern Europe (Austria, Germany, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Italy, Romania, Serbia-Montenegro, Slovakia and Slovenia) increased to about 11%.

In August, OMV and YUKOS agreed on building a crude pipeline giving the Schwechat refinery direct access to the Druzhba pipeline. The capacity of the pipeline is expected to amount to approximately 3.6 mn t per year, expandable to some 5 mn t per year through the addition of pumping facilities.

On July 1, 2003 OMV announced the planned extension of the basic petrochemicals capacity at its refinery in Schwechat. Approximately EUR 200 mn will be invested to increase ethylene and propylene production, upgrading the overall capacity from 650,000 to 900,000 t per year. The extended facilities will be completed in autumn 2005. At the same time Borealis, one of the world's leading plastics manufacturers, will also increase its capacity in Schwechat to approximately 1 mn t per year, thus putting Schwechat firmly on the map of leading locations in the European plastics industry. This investment is being made when the plastics industry is at the bottom of its economic cycle in order to benefit from an expected upturn in the European market in 2005 and 2006.

■ Gas

Q3/03	Q3/02	%	in EUR mn	1–9/03	1–9/02	%	2002
21.18	11.76	80	EBIT	53.89	68.06	(21)	115.38
22.79	22.06	3	Clean EBIT [1]	55.94	79.26	(29)	114.44

[1] *Special charges are added back to EBIT; charges in 2003 relate to personnel restructuring costs.*

As of January 1, 2003 **EconGas GmbH,** a major Austrian gas supplier in which OMV holds a 50% stake, started its business operations with large corporate clients. EconGas is a joint marketing company owned by Begas (2.6%), EVN (15.7%), Linz Gas/Wärme (0.45%), OMV Erdgas (50%), OÖ Ferngas (15.55%) and Wien Energie Gasnetz (15.7%). Reporting the results of our Gas business has now changed considerably. OMV sales and earnings which have been brought into EconGas no longer appear under EBIT and are now incorporated below the line as part of financial items.

Gas **segment sales** decreased by 35% to EUR 678.52 mn in the first nine months of 2003 (1–9/02: EUR 1,039.14 mn). This was largely due to the transfer of sales to EconGas and

to a lesser extent, reduced tariffs for the domestic business regulated since October 2002. However sales volumes increased by 15% to 5.57 bcm.

EBIT decreased by 21% from EUR 68.06 mn in the first nine months of 2002 to EUR 53.89 mn in the current period. This was partly due to the reporting changes regarding EconGas as well as to the now regulated domestic tariffs following the Austrian Gas Act Amendment, which became effective as of October 1, 2002. EBIT was also adversely impacted by increased maintenance costs compared to last year. Compared to Q2/03, EBIT in Q3/03 increased by some 80% to EUR 21.18 mn, mainly due to the deferral of maintenance expenses amounting to approximately EUR 5 mn to 2004. In the period under review there were EUR 2.05 mn special charges relating to personnel restructuring costs and therefore **clean EBIT** was EUR 55.94 mn.

The start-up of the second phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a positive factor in the **carrier** business compensating to some extent for losses due to the regulation of the primary distribution network. Total gas **transmission capacity** sold increased by 5% to 1,460 mn cbm/h*km compared to year-end 2002 at 1,395 mn cbm/h*km, mainly due to the expansion of the TAG capacity and higher capacities sold on the SOL (Süd-Ost-Leitung) pipeline to Slovenia/Croatia.

As of September 30, 2003, **contracted storage volumes** of natural gas held for OMV customers grew marginally to 1.71 bcm.

The **supply** business benefited from higher import volumes, which increased by 17%. Total **gas sales volumes** increased by 15% to 5.57 bcm (1–9/02: 4.83 bcm).

EconGas and Central European Gas Hub successfully launched the first internet auction for natural gas in Austria. On July 17, eight bidders took part in an auction for 250 million cubic meters of Natural Gas to be delivered from October of this year onwards. EconGas sees the first gas auction as a pioneering achievement for the European natural gas market. We anticipate building on these experiences, and the Central European Gas Hub will be further developed going forward.

■ Chemicals [1]

Q3/03	Q3/02	%	in EUR mn	1–9/03	1–9/02	%	2002
13.84	7.17	93	EBIT	26.85	32.05	(16)	42.75
13.84	7.17	93	Clean EBIT [2]	26.55	31.15	(15)	36.18

[1] and Plastics [2] Special income from the sale of real estate was deducted from EBIT.

Segment sales in Chemicals (including Plastics) for the first nine months of 2003 increased by 3% to EUR 369.96 mn (1–9/02: EUR 359.41 mn) mainly as a result of higher prices in melamine and record sales in the plastics business.

EBIT for the first nine months decreased by 16% to EUR 26.85 mn (1–9/02: EUR 32.05 mn) due to lower EBIT contributions of the fertilizer and the melamine business whereas EBIT in plastics increased slightly. **Clean EBIT**, eliminating mainly one-off gains on the disposal of real estate, fell by 15% to EUR 26.55 mn (1–9/02: EUR 31.15 mn). **Q3/03 EBIT** of EUR

13.84 mn (Q3/02: 7.17 mn) mainly reflected strong fertilizer sales, due to postponed stock purchases from the second quarter.

In **melamine** sales volumes for the first nine months were stable. Margins were negatively affected by a 10% increase in the gas price and expenses relating to the construction of the new melamine plant in Germany which also reduced the melamine result. Q3/03 volumes were stable and margins were lower compared to Q3/02.

The **fertilizer** business saw unchanged sales volumes in the first nine months. Stable prices and negatively affected margins due to higher feedstock costs and the devaluation of the Hungarian forint lowered EBIT contributions below last year's level. In Q3/03 strong demand for calcium ammonium nitrate and higher margins compensated for the extremely low volumes sold during Q2/03, due to postponed pre-seasonal stock purchases and the shortened fertilizer season caused by the drought in Central Europe.

Plastics saw a 16% increase in sales volumes for the first nine months. Mainly due to lower margins the contributions was only slightly higher than in 2002. In Q3/03 an all time high in sales volume resulted in higher quarterly EBIT contributions than last year.

■ Group statements: Income statement

Consolidated sales excluding petroleum excise tax for the first nine months increased by 9% to EUR 5,605.93 mn (1 – 9/02: EUR 5,136.71 mn) mainly due to the addition of the BAYERNOIL and Preussag acquisition as well as increased price levels. The segment R&M represented some 77% of total consolidated sales, Gas accounted for approximately 12%, Chemicals for almost 7%, and E&P for some 4% (sales being in large part inter-company sales rather than third party).

Group **EBIT** rose to EUR 476.29 mn (1 – 9/02: EUR 312.12 mn), showing an increase of 53%. This rise was mainly caused by the improvement in the R&M and E&P segment due to higher sales volumes and improved margins. **Clean EBIT** increased by 53% to EUR 496.59 mn (1 – 9/02: EUR 325.20 mn). Special items of EUR 20.30 mn relate to legal changes in Austria impacting pension plans, personnel restructuring, and shortfalls in the Company pension funds (1 – 9/02: EUR 13.08 mn).

Financial items comprise the net position of interest charges and interest income, income/losses from equity investments and other financial income/losses. In summary, total financial items from January to September 2003 represented an expense of EUR 19.91 mn (1 – 9/02: EUR 10.70 mn). This year's third quarter produced a small financial income of EUR 1 mn predominantly due to one-time foreign exchange gains and income realized on the sales of certain securities.

Net interest charges decreased by about EUR 1 mn to EUR 27.92 mn (1 – 9/02: EUR 29.01 mn). The improvement in the third quarter 2003 mainly reflects the one-time gains mentioned above compensating the additional interest charges resulting from the acquisitions and the issue of two Corporate bonds.

Equity investment income amounted to EUR 8.01 mn (1 – 9/02: EUR 18.31 mn). One of the most important equity income sources is the participation in Borealis. OMV consolidates its 25% share in Borealis' results as part of net financial items. For the first nine months this amounted to a loss of EUR 4.75 mn (1 – 9/02: a profit of EUR 7.50 mn). The operating result was impacted by the sharp decline in polyolefin prices and the margin squeeze with

high naphtha feedstock costs. Other **financial losses** improved to EUR 0.07 mn (1–9/02: expense EUR 5.89 mn).

For the first nine months of the year **income from ordinary activities** increased by 51% to EUR 456.38 mn (1 – 9/02: EUR 301.42 mn). **Taxes** on income for the Group increased from EUR 99.39 mn to EUR 152.86 mn. The effective **corporate income tax rate**, based on pre-tax profits, increased slightly to 33.5% (1 – 9/02: 33%). This year's tax rate was affected by the consolidation of Preussag's E & P activities which is estimated to have added about two percentage points for the first nine months. Compared to the tax rate in Q2/03 with a six month result included, the quarterly tax rate in Q3/03 decreased not only by the lower quarterly result but also due to additional oil liftings from Libya. **Net income** for the period increased by 50% to EUR 303.52 mn (1 – 9/02: 202.03 mn). Clean net income adjusted for special items amounted to EUR 317.02 mn, thus showing an increase of 43% (1 – 9/02: 221.57 mn).

■ Balance sheet, capital expenditure and gearing

Total assets increased by 21% to EUR 7.42 bn (December 31, 2002: EUR 6.15 bn). This significant increase is mainly due to the acquisition of the Preussag E & P assets and the acquisition of the BP downstream assets. Fixed assets grew to EUR 5.06 bn (December 31, 2002: EUR 4.25 bn). **Additions to fixed assets** amounted to EUR 752.24 mn (1 – 9/02: EUR 508.81mn), of which almost 77% resulted from additions to tangible assets (1 – 9/03: EUR 576.21 mn; 1 – 9/02: EUR 415.84 mn). Additions to financial assets were EUR 120.69 mn (1 – 9/02: EUR 68.73 mn), and additions to intangible assets were EUR 55.34 mn (1 – 9/02: EUR 24.23). As of April 4, 2003 the Company's interest in the Hungarian oil and gas company MOL decreased from 10% to 9.09% due to MOL's share capital increase. **Current assets** (including deferred taxes and prepaid expenses and deferred charges) increased by 25% to EUR 2.36 bn (December 31, 2002: EUR 1.89 bn) mainly due to the opening inventory taken over on the acquisition of the stake in Bayernoil.

Total capital expenditure in the first nine months 2003 increased by 158% from EUR 470.61 mn to EUR 1,212.26 mn and includes the closing of the two largest acquisitions in the Company's history. Of the total, 56% was invested in R & M (mainly BP/BAYERNOIL) and 35% in E & P (largely Preussag). About 2% related to Gas and 5% to Chemicals.

The **gearing ratio** (net debt divided by stockholders' equity) increased to 44% at the end of September 2003 (December 31, 2002: 20%). **Net debt** increased from EUR 477.55 mn at the end of 2002 to EUR 1,151.76 mn as of September 30, 2003, financed through the use of long-term bilateral bank loans and the issue of two bonds. In the second quarter 2003, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and US senior notes (private placement) with maturities of ten and twelve years raising USD 320 mn, thus increasing financial liabilities by EUR 524.63 mn as of the end of September 2003. Financial liabilities totaled EUR 1,365.61 mn (December 31, 2002: EUR 679.22 mn). Current financial assets (liquid funds) totaled EUR 213.85 mn (December 31, 2002: EUR 201.68 mn). Management remains committed to a longer term gearing target of 30% although the current accelerated growth phase means that a somewhat higher level of gearing is to be expected.

Stockholders' equity increased by about 8% and the Group's **equity ratio** came slightly down to 35% (December 31, 2002: 39%). The value of OMV **shares** owned by the Company increased by EUR 2.50 mn to EUR 14.68 mn (December 31, 2002: EUR 12.18 mn). Until the end of September 2003, 19,952 shares were purchased, whilst 392 shares were sold.

The total share buy backs in 2000, 2001 and 2002 amounted to 130,170 shares. **Liabilities** increased markedly to EUR 2.90 bn (December 31, 2002: EUR 1.91 bn) due to the higher borrowing levels.

■ Cash flows

Free cash flow (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the nine months amounted to an outflow of EUR 695.39 mn (1 – 9/02: outflow of EUR 102.69 mn).

Sources of funds in the first nine months increased by almost a third to EUR 600.27 mn (1 – 9/02: EUR 466.71 mn), mainly resulting from this period's higher net income, depreciation and deferred taxes. Net working capital contributed EUR 91.76 mn to the operating cash flow mainly due to significantly higher liabilities and higher short-term provisions, albeit reduced by higher accounts receivable and stocks in 2003. In the first nine months of 2002, the increase in net working capital of EUR 44.53 mn mainly resulted from increased trading stocks and an increase in accounts receivable. Overall, **net cash provided by operating activities** was EUR 692.03 mn (1 – 9/02: EUR 422.18 mn).

Net cash used in investing activities increased from EUR 406.65 mn to EUR 1,290.58 mn including inflows from disposals of EUR 49.10 mn (1 – 9/02: EUR 42.23 mn). This significant increase in investments reflects payments for the Preussag and BP acquisitions. **Net cash used in financing activities** showed an inflow of EUR 584.13 mn mainly due to the accomplishment of long-term refinancing for recent acquisitions. The equivalent period last year showed an outflow of EUR 54.16 mn and basically reflected the payment of the Company's dividend. Cash and cash equivalents decreased by EUR 19.60 mn, from EUR 196.00 mn to EUR 176.40 mn since the beginning of the year 2003. In the first nine months 2002, cash decreased by EUR 44.78 mn to EUR 144.37 mn.

■ US GAAP

The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of accounting changes and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, pensions, severance and jubilee payments, restructuring expenses, and the deferred tax adjustments on these items.

Stockholders' **equity** according to US GAAP increased to EUR 2.62 bn (December 31, 2002: EUR 2.45 bn), and was some 2% higher than the corresponding ACC equity (after minorities) of EUR 2.57 bn. The main positive reconciliation items were depreciation, securities and other provisions, whereas adjustments for pension, severance and jubilee payments and deferred tax decreased the Group's equity.

The new standard for accounting for "Asset Retirement Obligations" was applied for the first time as of January 1, 2003. According to this standard, asset retirement provisions have to be recognized at the net present value when the obligation is incurred. These costs are simultaneously capitalized under fixed assets and amortized over the economic life time (life of field in E & P). The retroactive application resulted in assets of EUR 41.99 mn and increased abandonment provisions of EUR 29.52 mn. Furthermore the one-time catch-up effect was an income of EUR 16.37 mn before tax (EUR 12.95 mn after tax).

Net income according to US GAAP for the first nine months of 2003 was EUR 268.89 mn (1 – 9/02: EUR 203.71 mn), 11% lower than the ACC net income of EUR 303.41 mn (excluding minorities). Q3/03 was affected by the recognition of certain personnel restructuring expenses of EUR 66.24 mn, which had already been recognized some years earlier in Austrian GAAP, thus leading to a Q3/03 net income of EUR 49.73 mn (Q3/02: EUR 95.83 mn).

EPS under US GAAP grew by 38% to EUR 9.53 (1 – 9/02: EUR 6.89), and the EPS figure for Q3/03 was EUR 1.85, thus reflecting the personnel restructuring measures mentioned above. Reported EPS according to ACC were EUR 11.29 (1 – 9/02: EUR 7.39), the Q3/03-EPS rose to EUR 4.05 (Q3/02: EUR 3.15) and shows the marked improvement.

■ Personnel

In the first nine months to September 2003, OMV Group **headcount** increased by 361 to 6,189 employees (December 31, 2002: 5,828), mainly resulting from expansion in E & P and R & M. Year on year, headcount has increased by 582 people (September 30, 2002: 5,804).

■ Outlook for 2003

Though world economic activity strengthened in the third quarter, the main drivers of Group financial performance, including oil and gas prices, refining margins and exchange rates, remain difficult to predict. The USD has weakened over the nine months and the devaluation of the Hungarian forint in the first half also impacted negatively. Oil prices showed an increase over Q2/03, and we now anticipate that overall average crude prices for the full year will be well above last year's level (1–12/02: USD 24.98/bbl).

High oil prices should benefit the **E & P** profit outlook; however the strong euro will largely offset this positive effect. The successful closing of the acquisition of Preussag Energie GmbH's international E & P business from TUI AG is a significant milestone in achieving our growth targets. The Group will now be able to achieve 85% of its 2008 production targets solely through its current E & P portfolio. The acquisition will be earnings accretive this year.

The **R & M** acquisition of the share in BAYERNOIL and BP's networks is now included in the financial results and will be immediately earnings accretive. We aim to continue the expansion in Marketing both organically and through acquisition including the newly acquired Avanti retail stations in Q4/03. The Refining business should post an improvement over the full year driven by better refining margins and volumes; however a decrease in margins is expected for the second half. The pressure on sales volumes however has already eased during the course of the year with an expected stabilization in the economies and lower product prices.

These acquisitions have been financed from cash flow and borrowings which have pushed Group gearing — the debt-equity ratio —to 44%. Management remains committed to a longer term target of 30% although through the current accelerated growth phase means that a somewhat higher level of gearing is to be expected.

EconGas GmbH commenced its operational business at the beginning of 2003. Therefore the presentation of the results for the **Gas** segment for 2003 has been changed. The earnings generated by the operations which have been brought into EconGas no longer appear under EBIT and are instead reported as part of the financial items. The regulation of the Austrian gas transportation market and higher structural costs of the liberalization, which necessitated

reorganization and personnel increases in the Gas business while at the same time reducing tariff earnings, is also likely to decrease EBIT.

Despite a more difficult business environment, with particularly high gas prices, and lower fertilizer volumes and margins, the **Chemicals** segment is likely to return a similar result to last year's.

Taking all the above trends into account, we expect results to be above last year's as indicated by the strong results of the first half. The second half of the year however is not likely to show the same good performance as in the first half year due to the challenging conditions outlined above and applicable to the remainder of the year.

The Group maintains a strong focus on cost control and is currently reviewing a possible personnel restructuring program. This may result in a special provision of some EUR 60 mn which, in terms of reduced operating expenses, would be returned within four years. The recognition of this charge between 2003 and 2004 depends upon the outcome of negotiations with our employees.

In order to improve its competitive position and optimize growth potential, OMV proposes to transform itself into a Group holding company from 2004. By delegating more responsibility to business units, efficiency should be improved and faster decision-making processes supported. The proposal is subject to the approval of the Supervisory Board and the next AGM.

OMV will continue to consider further acquisitions based on their fit with the company's existing portfolio and growth potential, and the Company is clearly able to achieve its 2008 growth targets as a financially strong company with established positions in its core and target markets.

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press office	Tel. +43 1 404 40-21475; e-mail: bernhard.hudik@omv.com
Homepage:	www.omv.com
Cubitt Consulting	
Noga Villalón, London	Tel. +44 (207) 367-5100; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Financial calendar 2004:

March 9	Results January–December and Q4 2003 at 8:30 (CET)
May 12	Results January–March 2004 at 8:30 (CET)
May 18	Annual General Meeting at 14:00 (CET), AUSTRIA CENTER VIENNA, 1220 Vienna
August 17	Results January–June and Q2 2004 at 8:30 (CET)
November 11	Results January–September and Q3 2004 at 8:30 (CET)

Tables follow:

■ Financial statements

According to ACC (Austrian Commercial Code) in EUR; unaudited figures, rounded figures sometimes do not add up.

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E & P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R & M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Q3/03	Q3/02	**Sales** in EUR 1,000	1–9/03	1–9/02	2002
209,838	187,741	Exploration and Production	632,971	509,297	733,901
1,734,702	1,333,058	Refining and Marketing [1]	4,301,550	3,613,525	4,923,044
185,797	334,054	Gas	678,524	1,039,144	1,483,108
135,958	115,858	Chemicals [2]	369,959	359,408	469,060
19,164	24,176	Corporate and Other	76,393	72,923	95,121
2,285,459	**1,994,887**	Segment subtotal	**6,059,397**	**5,594,297**	**7,704,234**
(154,124)	(170,882)	less: internal sales	(453,466)	(457,585)	(624,832)
2,131,335	**1,824,005**	**OMV Group**	**5,605,931**	**5,136,712**	**7,079,402**

Q3/03	Q3/02	**EBIT** in EUR 1,000	1–9/03	1–9/02	2002
69,679	77,000	Exploration and Production	234,186	176,628	256,142
61,613	35,049	Refining and Marketing [1]	195,049	72,145	124,725
21,175	11,757	Gas	53,887	68,062	115,376
13,835	7,172	Chemicals [2]	26,853	32,049	42,748
(11,765)	(13,573)	Corporate and Other	(33,681)	(36,762)	(44,230)
154,537	**117,405**	Segment subtotal	**476,294**	**312,122**	**494,761**
600	6,580	Special items [3]	20,300	13,080	7,526
(560)	*(11,240)*	*thereof: Exploration and Production*	*6,250*	*(8,590)*	*5,611*
(790)	*7,520*	*Refining and Marketing [1]*	*11,290*	*11,370*	*9,415*
1,610	*10,300*	*Gas*	*2,050*	*11,200*	*(932)*
0	*0*	*Chemicals [2]*	*(300)*	*(900)*	*(6,573)*
340	*0*	*Corporate and Other*	*1,010*	*0*	*5*
155,137	**123,985**	**OMV Group clean EBIT**	**496,594**	**325,202**	**502,287**

[1] including petrochemicals [2] and Plastics

[3] 2002: Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interest	Unappropri-ated income OMV AG	Stockholders' equity
January 1, 2003	**196,290**	**417,663**	**1,694,063**	**(29,986)**	**12,181**	**26,628**	**94,356**	**2,411,195**
Net income			303,408			112		303,520
Dividend recommendation								
Changes			(2,497)		2,497	750		750
Dividend paid						(2,802)	(94,044)	(96,846)
Foreign exchange differences				(21,432)				(21,432)
Sep. 30, 2003	**196,290**	**417,663**	**1,994,974**	**(51,418)**	**14,678**	**24,688**	**312**	**2,597,187**

Consolidated balance sheet in EUR 1,000

Assets	Sep. 30, 2003	Dec. 31, 2002
A. Fixed assets		
I. Intangible assets	198,566	138,316
II. Tangible assets	3,738,397	3,139,969
III. Financial assets	1,123,585	975,902
	5,060,548	**4,254,187**
B. Current assets		
I. Inventories	666,196	458,902
II. Accounts receivable and other assets	1,356,643	1,049,468
III. Cash in hand and cash at bank, securities	228,515	213,847
	2,251,354	**1,722,217**
C. Deferred taxes	59,210	140,601
D. Prepaid expenses and deferred charges	50,362	31,773
	7,421,474	**6,148,778**

Stockholders´ equity and liabilities	Sep. 30, 2003	Dec. 31, 2002
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,361,530	2,176,096
III. Own shares	14,678	12,181
IV. Minority interests	24,689	26,628
	2,597,187	**2,411,195**
B. Provisions		
I. Provisions for severance payments and pensions	702,004	718,265
II. Other provisions	456,500	399,502
	1,158,504	**1,117,767**
C. Liabilities	2,904,418	1,905,513
D. Accrued decommissioning and restoration costs	280,925	228,223
E. Deferred income	480,440	486,080
	7,421,474	**6,148,778**

Q3/03	Q3/02	Consolidated statement of income in EUR 1,000	1–9/03	1–9/02
2,797,195	**2,367,575**	**Sales including excise petroleum tax**	**7,308,044**	**6,675,856**
(665,860)	(543,570)	Petroleum excise tax	(1,702,113)	(1,539,144)
2,131,335	**1,824,005**	**Sales excluding excise petroleum tax**	**5,605,931**	**5,136,712**
(32,384)	(25,934)	Direct selling expenses	(88,487)	(76,347)
(1,785,272)	(1,529,887)	Cost of goods sold	(4,616,652)	(4,327,731)
313,679	**268,184**	**Gross profit**	**900,792**	**732,634**
29,489	21,106	Other operating income	65,858	43,849
(86,077)	(72,665)	Selling expenses	(231,614)	(224,041)
(46,882)	(42,478)	Administrative expenses	(141,619)	(114,671)
(35,691)	(11,173)	Exploration expenses	(62,243)	(43,171)
(3,489)	(6,385)	Research and development	(10,198)	(17,117)
(16,492)	(39,184)	Other operating expenses	(44,682)	(65,361)
154,537	**117,405**	**Earnings before interest and tax**	**476,294**	**312,122**
965	2,139	Financial items	(19,910)	(10,699)
155,502	**119,544**	**Income from ordinary activities**	**456,384**	**301,423**
(46,992)	(34,664)	Taxes on income	(152,864)	(99,391)
108,510	**84,880**	**Net income for the period**	**303,520**	**202,032**

Q3/03	Q3/02	Summarized statement of cash flows in EUR 1,000	1–9/03	1–9/02
108,510	84,880	Net income for the period	303,520	202,032
106,542	85,290	Depreciation	304,549	260,692
(33,639)	(34,468)	Other	(7,798)	3,981
181,413	170,170	Sources of funds	600,271	466,705
(1,682)	(24,747)	(Increase) decrease in net working capital	91,763	(44,530)
179,731	**145,423**	**Net cash provided by operating activities**	**692,034**	**422,175**
(253,095)	(163,693)	Capital expenditure	(1,339,677)	(448,870)
11,827	28,805	Proceeds from the sale of fixed assets and subsidiaries	49,102	42,223
(241,268)	**(134,888)**	**Net cash used in investing activities**	**(1,290,575)**	**(406,647)**
(139,833)	**(41,849)**	**Net cash provided by (used in) financing activities**	**584,129**	**(54,157)**
(733)	(589)	Effect of exchange rate changes	(5,187)	(6,147)
(202,103)	**(31,903)**	**Net increase (decrease) in cash and cash equivalents**	**(19,599)**	**(44,776)**
378,505	176,269	Cash and cash equivalents at beginning of period	196,001	189,142
176,402	144,366	Cash and cash equivalents at end of period	176,402	144,366

■ US GAAP reconciliation of net income and stockholders' equity

(Rounded figures sometimes do not add up.)

Stockholders' equity		US GAAP reconciliation	Net income		
Sep. 30, 2003	Dec. 31, 2002	in EUR 1,000	1–9/03	1–9/02	2002
2,597,187	**2,411,195**	**Equity and net income according to ACC**	**303,520**	**202,032**	**322,185**
(24,688)	(26,628)	Income attributable to minority interests	(112)	(3,380)	(3,643)
2,572,499	**2,384,567**	**Equity and net income after minority interests**	**303,408**	**198,652**	**318,542**
104,093	121,939	Depreciation of fixed assets (other than E & P)	(19,299)	(22,390)	(35,235)
96,028	64,428	Depreciation of fixed assets in E & P	32,092	(894)	1,161
(14,677)	(12,181)	Own shares	(406)	(172)	234
0	0	Sale and leaseback transactions	0	1,074	1,074
(9,017)	(10,703)	Purchases of associates	1,695	19,044	2,260
(171,513)	(164,701)	Severance payments, pensions and jubilee payments	(9,491)	19,074	31,876
8,483	74,724	Restructuring costs	(66,241)	(861)	22,930
54,475	60,018	Other provisions	(5,107)	4,028	(140)
2,049	1,082	Foreign currency translations and transactions	967	895	(897)
56,458	38,677	Securities	(456)	4,669	4,811
(9,334)	(12,124)	Derivative instruments	1,846	(30,265)	(30,962)
(8,165)	(9,920)	Changes in accounting principles: plant upgrades	1,755	(444)	(10,699)
(57,302)	(81,017)	Deferred taxes	28,130	11,301	(3,511)
51,578	**70,222**	**Total reconciliation**	**(34,515)**	**5,059**	**(17,098)**
2,624,077	**2,454,789**	**Equity and net income according to US GAAP**	**268,893**	**203,711**	**301,444**

■ OMV Fact sheet

27	27	**Non-par value shares outstanding** in million (mn)	27	27	27
26.86	26.87	**# of shares less own shares** (mn, EPS calculation)	26.87	26.89	26.89
4.05	3.15	**Earnings per share** (reported, ACC) in EUR	11.29	7.39	11.85
4.08	3.31	**Earnings per share** (clean [2], ACC) in EUR	11.80	8.12	12.08
1.85	3.57	**Earnings per share** US GAAP in EUR	9.53	6.89	11.21
1.12	0.98	**USD exchange rate** in EUR	1.11	0.93	0.95
28.41	26.91	**Average Brent crude price** in USD/bbl	28.65	24.38	24.98
26.10	25.99	**Average OMV realized crude price** in USD/bbl	26.59	23.21	23.98
34.58	9.78	**Exploration expenditure** in EUR mn	69.10	50.53	71.58
35.69	11.17	**Exploration expenses** in EUR mn	62.24	43.17	61.14
5.09	6.22	**Operating expenditure** in USD/boe	5.24	5.27	5.01
7.1	4.7	**Crude oil and NGL production** in mn bbl	21.2	14.2	19.5
21.7	12.4	**Natural gas production** in bcf	64.5	43.4	65.5
10.8	6.7	**Production of crude oil, NGL and gas** in mn boe	32.0	21.5	30.4
2.07	1.36	**Gas sales volumes** in bcm	5.57	4.83	6.69
1.71	1.71	**Contracted gas storage volume** [1] for third parties in bcm	1.71	1.71	1.71
4.39	3.16	**Refining crude oil processing** in mn t	10.42	9.19	12.38
4.17	3.04	**Refining sales volume** in mn t	9.79	8.70	11.67
1,631	1,218	**Marketing retail network** [1]	1,631	1,218	1,232
524	*530*	*thereof: Austria*	*524*	*530*	*517*
10	*0*	*Bosnia-Herzegovina*	*10*	*0*	*7*
65	*61*	*Bulgaria*	*65*	*61*	*64*
30	*30*	*Croatia*	*30*	*30*	*30*
130	*122*	*Czech Republic*	*130*	*122*	*127*
387	*77*	*Germany*	*387*	*77*	*78*
168	*113*	*Hungary*	*168*	*113*	*113*
74	*70*	*Italy*	*74*	*70*	*70*
56	*45*	*Romania*	*56*	*45*	*50*
8	*2*	*Serbia-Montenegro*	*8*	*2*	*5*
78	*67*	*Slovak Republic*	*78*	*67*	*70*
101	*101*	*Slovenia*	*101*	*101*	*101*
2.98	2.08	**Marketing sales volume** [3] in mn t	6.96	5.94	7.98
6,189	5,804	**Employees** [1]	6,189	5,804	5,828

[1] figure of end of quarter is equal to that at end of period
[2] using the Group's average tax rate
[3] consolidated companies only